Filed Pursuant to Rule: 424(b)(3)

Registration No.: 333-106000

8,000,000 Shares

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

(713) 693-9300

Common Stock

This document relates to 8,000,000 shares of common stock that may be offered and issued from time to time in connection with acquisitions of other businesses, assets, properties or securities.

The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the businesses, assets, properties or securities to be acquired. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. We do not expect to receive any cash proceeds from the sale of shares of common stock issued pursuant to this document. We may be required to provide further information by means of a post-effective amendment to the registration statement or a supplement to this document once we know the actual information concerning a specific acquisition.

We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing these shares, although we may from time to time pay finder’s fees, broker’s commissions or financial advisory fees in connection with specific acquisitions. Any person receiving such a fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

Our common stock is quoted on the Nasdaq National Market under the symbol “PRSP”. On June 17, 2003, the last reported sale price for our common stock on Nasdaq was $18.90 per share.

We may also permit individuals or entities who have received or will receive shares of our common stock in connection with the acquisitions described above to use this document to cover resales of those shares. See “Selling Shareholders” for the identity of any such individuals or entities.

Investing in our common stock involves a high degree of risk. You should carefully consider the “ Risk Factors” beginning on page 1 in determining whether to invest in our common stock.

This document (unless amended or supplemented) may only be used in connection with our issuance of common stock in connection with combinations, mergers or acquisitions that would be exempt from registration if not for the possibility of integration with other transactions. This document may not be used in connection with reoffers and resales by persons who receive shares unless accompanied by a prospectus supplement or post-effective amendment, if required.

The shares of Prosperity common stock offered by this document are not savings or deposits accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this document is June 18, 2003.

i

BUSINESS OF PROSPERITY

Prosperity is a financial holding company headquartered in Houston, Texas. Prosperity conducts business through its subsidiary Prosperity Bank. Prosperity Bank operates forty (40) full-service banking locations in the greater Houston metropolitan area and fifteen contiguous counties situated to the east, south and southwest of Houston and extending into South Texas and five (5) full service banking locations in Dallas, Texas. Our main office is located at Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas and our telephone number is 713-693-9300.

We operate under a community banking philosophy and seek to develop broad customer relationships based on service and convenience while maintaining our conservative approach to lending and strong asset quality. We offer our customers, primarily consumers and small and medium-sized businesses, a variety of traditional loan and deposit products, which we tailor to the specific needs of customers in a given market.

We began operations in 1983 as a vehicle to acquire the former Allied Bank in Edna, which was chartered in 1949, and have grown through a combination of internal growth, the acquisition of community banks and branches of banks and the opening of new banking centers. As of March 31, 2003, on a consolidated basis, we had total assets of $1.88 billion, total deposits of $1.63 billion and total shareholders’ equity of $160.3 million.

RISK FACTORS

An investment in our common stock involves certain risks. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors and all of the other information contained or incorporated by reference in this prospectus or any prospectus supplement before deciding to invest in our common stock.

If we do not successfully integrate the businesses that we acquire, our revenues and profitability may decrease.

Our growth strategy includes our ability to acquire other financial institutions. We acquired Texas Guaranty Bank, N.A., Houston, Texas in May 2002, The First State Bank, Needville, Texas in July 2002, Paradigm Bancorporation, Inc., Houston, Texas in September 2002, Southwest Bank Holding Company, Dallas, Texas in October 2002, First National Bank of Bay City, Bay City, Texas in November 2002, Abrams Centre Bancshares, Inc., Dallas, Texas in May 2003 and Dallas Bancshares Corporation, Dallas, Texas in June 2003. To the extent that we grow through acquisitions, we may not be able to adequately and profitably manage such growth. Our ability to successfully integrate acquired financial institutions and branches of financial institutions into our operation depends on our ability to:

•	monitor operations;

•	control costs;

•	maintain positive customer relations;

•	maintain regulatory compliance; and

•	attract, assimilate and retain qualified personnel.

Additionally, because the markets and industries in which we operate are highly competitive, and due to the inherent uncertainties associated with the integration of acquired companies, we may not be able to integrate the operations of these companies without encountering difficulties including, without limitation, incurring additional expenses, the loss of key employees and customers, the disruption of their respective ongoing businesses and possible inconsistencies in standards, controls, procedures and policies. Such disruptions may have a material adverse impact on our revenues, financial condition or results of operations.

We may not be able to maintain our historical growth rate, which may adversely impact our results of operations and financial condition.

To achieve past levels of growth, we have initiated internal growth programs and completed acquisitions of community banks and branches of community banks. During 2002, we completed five acquisitions and during the second quarter of 2003, we completed two acquisitions. We may not be able to sustain our historical rate of growth or may not even be able to grow at all. Our ability to grow through acquisitions is dependent on a number of factors, including our ability to identify suitable acquisition candidates, complete acquisitions on favorable terms and other factors beyond our control. Further, we may not be able to obtain the financing necessary to fund additional growth. Various factors, such as economic conditions and competition, may impede or prohibit our opening of new banking centers. In addition, our inability to attract and retain experienced bankers may adversely affect our internal growth. A significant decrease in our historical rate of growth may adversely impact our results of operations and financial condition.

Fluctuations in interest rates could reduce our profitability.

Our earnings are significantly dependent on our net interest income. Net interest income is the difference between the interest income earned on loans, investments and other interest-earning assets and the interest expense paid on deposits, borrowings and other interest-bearing liabilities. Therefore, any change in general market interest rates, such as a change in the monetary policy of the Federal Reserve or otherwise, can have a significant effect on our net interest income. Our assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities. Our efforts to design our asset-liability management strategy to control our risk from changes in market interest rates may not be effective to prevent increases or decreases in interest rates from having a material adverse effect on our net interest margin, results of operations and financial condition.

Our profitability depends significantly on local economic conditions.

Our success depends primarily on the general economic conditions of our geographic market. Unlike larger banks that are more geographically diversified, we provide banking and financial services to customers primarily in the greater Houston metropolitan area and the southeast area of Texas and also in Dallas, Texas. The local economic conditions in these areas have a significant impact on our commercial, real estate and construction loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond our control could impact these local economic conditions and could negatively affect the financial results of our banking operations.

If our allowance for credit losses is not sufficient to cover actual credit losses, our earnings could decrease.

Our loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses, which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of the borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for losses in an attempt to cover any loan losses which may occur. In determining the size of the allowance, we rely on our experience and our evaluation of economic conditions. If our assumptions prove to be incorrect, our current allowance may not be sufficient to cover future loan losses and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to the allowance could materially decrease net income.

In addition, federal and state regulators periodically review our allowance for credit losses and may require us to increase the provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our loan allowance or loan charge-offs as required by these regulatory agencies could have a material negative effect on our operating results.

Our small to medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

We target our business development and marketing strategy to serve the banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the Southeast Texas or Dallas, Texas areas or the other markets in which we operate, our results of operations and financial condition may be adversely affected.

Our current concentration in 1-4 family residential loans could provide lower yields and profitability, and diversification away from this type of loan may increase our credit risk.

At March 31, 2003, 1-4 family residential mortgage loans comprised $204.8 million or 31.2% of our loan portfolio. These loans are secured primarily by properties located in our market areas. Because 1-4 family residential mortgage loans typically have an interest rate that is lower than other loans, our concentration in these loans results in lower yields and profitability. Further, these loans are generally made on the basis of the borrower’s ability to repay and the value of the property securing the loan. A downturn in the Southeast Texas or Dallas area economies could have an adverse effect on the ability of borrowers to repay these loans and the value of the property securing such loans.

In addition, one of our business strategies is to diversify our loan portfolio. Since December 31, 1998, our 1-4 family residential loans have decreased from comprising 44.8% of our loan portfolio to 31.2% of our loan portfolio, while our commercial mortgage loans have increased from 15.0% of our loan portfolio to 27.7% and commercial and industrial loans have increased from 12.0% of our loan portfolio to 13.7%. This diversification may result in a gradual increase in our consolidated credit risk, which means that there would be a greater risk that borrowers will be unable to repay their loans with us. Such defaults, which could result in losses in excess of our allowance for credit losses, may have a material adverse effect on our business, financial condition or results of operations.

Although publicly traded, our common stock has less liquidity than the average trading market for a stock quoted on the Nasdaq National Market System.

Although our common stock is listed for trading on the National Market System of the Nasdaq Stock Market, the trading market in our common stock has less liquidity than the average trading market for companies quoted on the Nasdaq National Market System. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market place of willing buyers and sellers of our common stock at any given time. The presence depends on the individual decisions of investors and general economic and market conditions over which we have no control.

We operate in a highly regulated environment and may be adversely affected by changes in federal and local laws and regulations.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us or Prosperity Bank, and our respective operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect the powers, authority and operations of us and Prosperity Bank, which could have a material adverse effect on our results of operations and financial condition. Further, regulators have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of this regulatory discretion and power may have a negative impact on us.

In addition, we are required to serve as a source of financial strength to Prosperity Bank, which could result in a decrease of available funds for dividends to our shareholders and cash flow to securities ranking senior to our common stock. Prosperity Bank’s operations are also subject to a wide variety of state and federal consumer protection and similar statutes and regulations. Such federal and state regulatory restrictions limit the manner in which we and Prosperity Bank may conduct business and obtain financing. Those laws and regulations can and do change significantly from time to time, and any such change could adversely affect our business, financial condition and results of operations.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and in documents which are incorporated into this document that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or performance. When we use any of the words “believes,” “expects,” “anticipates,” “estimates,” “will,” “should,” “may” or similar expressions, we are making forward-looking statements. Many possible events or factors could affect our future financial results and performance and could cause those results or performance to differ materially from those expressed in our forward-looking statements. These possible events or factors include the following:

•	competition among financial services companies may increase;

•	changes in the interest rate environment reduce our interest margins;

•	changes in the levels of loan prepayments may reduce the value of our loan portfolio;

•	general business and economic conditions in the markets we serve change or are less favorable than we expected;

•	legislative or regulatory changes adversely affect our businesses;

•	changes occur in business conditions and inflation;

•	personal or commercial customers’ bankruptcies increase;

•	changes in the availability of funds may increase our costs or reduce our liquidity;

•	changes occur in the securities markets;

•	technology-related changes are harder to make or more expensive than we expected; and

•	acts of terrorism, an outbreak of hostilities or other international or domestic calamities, severe weather or other acts of God may occur.

Other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements are found in the “Risk Factors” section of this prospectus beginning on page 1 and elsewhere in this document and in the documents incorporated herein by reference.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any supplement to this prospectus and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for, and as of, each of the years in the five-year period ended December 31, 2002 and each of the three month periods ended March 31, 2003 and 2002 are derived from and should be read in conjunction with the Company’s consolidated financial statements and the notes thereto and the other information incorporated into this prospectus by reference. See “Where You Can Find Additional Information” on page 9 for instructions on how to obtain the information that has been incorporated by reference. The historical financial data of the Company has been restated to include the accounts and operations of Commercial Bancshares, Inc. for all periods prior to February 23, 2001. All per share data has been restated to include the two-for-one stock split effective May 31, 2002. The selected financial data for the three months ended March 31, 2003 and 2002 are derived from our unaudited consolidated financial statements and include, in the opinion of management, all adjustments necessary for a fair presentation.

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2003	2002	2002	2001		2000	1999	1998
	(Dollars in thousands, except per share data)
Income Statement Data:
Interest income	$22,212	$18,380	$80,742	$76,520		$70,079	$56,458	$46,026
Interest expense	6,081	6,356	25,931	35,785		35,564	26,189	21,923

Net interest income	16,131	12,024	54,811	40,735		34,515	30,269	24,103
Provision for credit losses	120	120	1,010	700		275	420	264

Net interest income after provision for credit losses	16,011	11,904	53,801	40,035		34,240	29,849	23,839
Noninterest income	3,821	2,161	11,528	8,590		7,760	6,151	4,808
Noninterest expense	10,500	7,662	34,453	30,295	(1)	26,767	21,822	17,989

Income before taxes	9,332	6,403	30,876	18,330	(1)	15,233	14,178	10,658
Provision for income taxes	2,943	1,912	9,555	5,372	(1)	4,532	4,747	3,577

Net income	$6,389	$4,491	$21,321	$12,958	(1)	$10,701	$9,431	$7,081

Per Share Data(2):
Basic earnings per share	$0.34	$0.28	$1.25	$0.80	(3)	$0.67	$0.59	$0.51
Diluted earnings per share	0.33	0.27	1.22	0.79	(3)	0.65	0.58	0.50
Book value per share	8.46	5.72	8.19	5.47		4.98	4.32	3.88
Cash dividends declared	0.06	0.06	0.22	0.195		0.18	0.10	0.10
Dividend payout ratio	18.52%	19.88%	18.13%	24.39%		25.75%	19.10%	33.82%
Weighted average shares outstanding (basic) (in thousands)	18,916	16,222	17,122	16,172		16,064	15,972	13,832
Weighted average shares outstanding (diluted) (in thousands)	19,209	16,552	17,442	16,498		16,454	16,408	14,230
Shares outstanding at end of period (in thousands)	18,943	16,240	18,896	16,210		16,144	15,990	15,946

Balance Sheet Data (at period end):
Total assets	$1,879,386	$1,289,637	$1,822,256	$1,262,325		$1,146,140	$1,027,631	$800,158
Securities	1,056,349	797,519	950,317	752,322		586,952	514,983	455,202
Loans	656,568	420,916	679,559	424,400		411,203	366,803	276,106
Allowance for credit losses	9,318	6,126	9,580	5,985		5,523	5,031	3,682
Total deposits	1,634,265	1,142,361	1,586,611	1,123,397		1,033,546	878,589	714,365
Borrowings and notes payable	39,966	19,142	37,939	18,080		13,931	53,119	17,508
Total shareholders’ equity	160,264	92,781	154,739	88,725		80,333	69,025	61,781
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts (4)	33,000	27,000	33,000	27,000		12,000	12,000	—

	As of and for the Three Months Ended March 31,			As of and for the Years Ended December 31,
	2003	2002		2002	2001		2000	1999	1998
	(Dollars in thousands, except per share data)
Average Balance Sheet Data:
Total assets	$1,829,709	$1,280,709		$1,469,860	$1,191,190		$1,045,882	$875,781	$700,410
Securities	989,803	774,623		818,362	666,241		550,431	465,788	392,026
Loans	666,870	417,098		524,885	419,553		383,054	319,178	238,855
Allowance for credit losses	9,567	6,043		7,350	5,586		5,245	4,272	2,994
Total deposits.	1,596,968	1,139,604		1,300,884	1,061,195		920,526	767,879	628,557
Total shareholders’ equity	157,858	92,767		114,234	85,319		72,952	64,911	47,574
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts (4)	33,000	27,000		28,750	18,875		12,000	1,500	—

Performance Ratios:
Return on average assets	1.40%	1.40%		1.45%	1.09	%(5)	1.02%	1.08%	1.01%
Return on average equity	16.19	19.36		18.66	15.19	(5)	14.67	14.53	14.88
Net interest margin (tax-equivalent) (6)	4.00	4.15		4.16	3.86		3.69	3.77	3.75
Efficiency ratio (7)	51.24	52.34		50.36	60.14	(5)	62.29	59.29	61.72

Asset Quality Ratios(8):
Nonperforming assets to total loans and other real estate	0.53%	0.02%		0.38%	0.00%		0.32%	0.34%	0.14%
Net loan charge-offs (recoveries) to average loans	0.06	(0.01)		0.08	0.06		(0.04)	(0.11)	(0.08)
Allowance for credit losses to total loans	1.42	1.46		1.41	1.41		1.34	1.37	1.33
Allowance for credit losses to nonperforming loans(9)	323.88	n/m	(10)	408.53	n/m	(10)	700.89	657.65	941.69

Capital Ratios(8):
Leverage ratio	6.73%	7.68%		6.56%	7.57%		6.17%	6.17%	6.59%
Average shareholders’ equity to average total assets	8.52	7.25		8.52	7.16		6.98	7.41	6.79
Tier 1 risk-based capital ratio	14.93	18.66		14.10	18.34		13.80	13.89	15.06
Total risk-based capital ratio	16.10	19.85		15.30	19.52		14.93	15.74	16.14

(1)	Certain income statement data for the year ended December 31, 2001 includes merger-related expenses of $2.4 million, net of tax.
(2)	Adjusted for a two-for one stock split effective May 31, 2002 and a four-for-one stock split effective September 10, 1998.
(3)	Earnings per share amounts for the year ended December 31, 2001 include merger-related expenses of $2.4 million, net of tax.
(4)	Consists of $12.0 million of trust preferred securities of Prosperity Capital Trust I due November 12, 2029, $15.0 million of trust preferred securities of Prosperity Statutory Trust II due July 31, 2031 and $6.0 million of trust preferred securities of Paradigm Capital Trust II due February 20, 2031.
(5)	Selected performance ratios for the year ended December 31, 2001 include merger-related expenses of $2.4 million, net of tax.
(6)	Calculated on a tax-equivalent basis using a 35% federal income tax rate for the years ended December 31, 2002 and 2001 and a 34% federal income tax rate for the years ended December 31, 1998, 1999 and 2000.
(7)	Calculated by dividing total noninterest expense, excluding securities losses and credit loss provisions, by net interest income plus noninterest income. The interest expense related to debentures issued by Prosperity in connection with the issuance by subsidiary trusts of trust preferred securities is treated as interest expense for this calculation. Additionally, taxes are not part of this calculation.
(8)	At period end, except for net loan charge-offs to average loans and average shareholders’ equity to average total assets, which is for periods ended at such dates.
(9)	Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more, restructured loans and any other loan management deems to be nonperforming.
(10)	Amount not meaningful. Nonperforming assets totaled $1,000 at December 31, 2001.

USE OF PROCEEDS

We will be offering and issuing our common stock from time to time in connection with our acquisitions of other businesses, assets, properties or securities. We will not receive any cash proceeds from these offerings.

DISTRIBUTION OF SECURITIES

The 8,000,000 shares of our common stock covered by this document are available for use in connection with acquisitions by us of other businesses, assets, properties or securities. The consideration offered by us in such acquisitions, in addition to any shares of common stock offered by this document, may include cash, certain assets and/or assumption by us of liabilities of the businesses, assets, properties or securities being acquired. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the businesses, assets, properties or securities to be acquired after taking into account the current and anticipated future value of such businesses, assets, properties or securities, along with all other relevant factors. The shares of common stock issued to the owners of the businesses, assets, properties or securities to be acquired normally are valued at a price reasonably related to the market value of such common stock either at the time an agreement is reached regarding the terms of the acquisition or upon delivery of the shares.

We may also permit individuals or entities who have received or will receive shares of our common stock in connection with the acquisitions described above, or their transferees or successors-in-interest, to use this document to cover their resale of such shares. See “Selling Shareholders,” as it may be amended or supplemented from time to time, for a list of those individuals or entities who are authorized to use this document to sell their shares of Prosperity common stock.

SELLING SHAREHOLDERS

The selling shareholders listed in any supplement to this document, and any transferees or successors-in-interest to those persons, may from time to time offer and sell, pursuant to this document, some or all of the shares covered by this document.

Resales by selling shareholders may be made directly to investors or through a securities firm acting as an underwriter, broker or dealer. When resales are to be made through a securities firm, such securities firm may be engaged to act as the selling shareholder’s agent in the sale of the shares by such selling shareholder, or the securities firm may purchase shares from the selling shareholders as principal and thereafter resell such shares from time to time. The fees earned by or paid to such securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. In addition, such securities firm may effect resales through other securities dealers, and customary commissions or concessions to such other dealers may be allowed. Sales of shares may be at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing. Any such sales may be made on The Nasdaq National Market, in the over-the-counter market, by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of such methods. Any participating securities firm may be indemnified against certain liabilities, including liabilities under the Securities Act. Any participating securities firm may be deemed to be an underwriter within the meaning of the Securities Act, and any commission earned by such firm may be deemed to be underwriting discounts or commissions under the Securities Act.

In connection with resales of the shares sold hereunder, a prospectus supplement, if required, will be filed under Rule 424(b) under the Securities Act, disclosing the name of the selling stockholder, the participating securities firm, if any, the number of shares involved, any material relationship the selling stockholder may have with us or our affiliates, and other details of such resale to the extent appropriate. Information concerning the selling shareholders will be obtained from the selling shareholders.

Shareholders may also offer shares of stock issued in past and future acquisitions by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 145(d) under that Act, and shareholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

LEGAL MATTERS

Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for us by our counsel, Bracewell & Patterson, L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Prosperity Bancshares, Inc. and its subsidiaries which are incorporated into this prospectus by reference from Prosperity Bancshares Inc.’s annual report on Form 10-K for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Accounting Standards No. 142 “Goodwill and Other Intangible Assets”), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference,” which means that we can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information we included in this prospectus. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2003;

•	Current Report on Form 8-K dated January 16, 2003;

•	Current Report on Form 8-K dated February 3, 2003;

•	Current Report on Form 8-K dated March 5, 2003;

•	Current Report on Form 8-K dated April 14, 2003;

•	Current Report on Form 8-K dated May 7, 2003;

•	Current Report on Form 8-K dated June 2, 2003; and

•	The description of our common stock contained in our Form 8-A filed on November 10, 1998.

We also incorporate by reference any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of this offering. These include periodic reports such as Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and Current Reports on Form 8-K. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superceded such statement.

Upon your written or oral request, we will provide you without charge a copy of any or all of the documents incorporated by reference herein, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Your written or oral requests for copies of this prospectus and documents we have incorporated by reference should be directed to:

Prosperity Bancshares, Inc.

Prosperity Bank Plaza

4295 San Felipe

Houston, Texas 77027

Attention: Investor Relations

Telephone (713) 693-9300

Facsimile (713) 693-9309

You should rely only on the information contained in this prospectus or contained in documents incorporated by reference into this document. We have not authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this prospectus is correct as of its date. It may not continue to be correct after this date.

WHERE YOU CAN FIND MORE INFORMATION

This document is part of a registration statement on Form S-4 that we filed with the SEC using a “shelf” registration process. As permitted by the rules and regulations of the SEC, this document does not contain all of the information set forth in the registration statement and the accompanying exhibits. You may refer to the registration statement and its exhibits for more information.

In addition, we file reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the SEC at  1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like Prosperity, who file electronically with the SEC. The address of that site is http://www.sec.gov.